Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,										Nine Months Ended September 30, 2008
	2003		2004		2005		2006		2007
Earnings
Pre-tax income *	$22,690		$34,876		$52,430		$74,910		$55,552		$86,473
Fixed charges	5,048		7,328		14,351		19,783		19,766		19,038

Total earnings	$27,738		$42,204		$66,781		$94,693		$75,318		$105,511

Fixed Charges
Interest expense **	$4,986		$7,267		$14,053		$19,151		$18,896		$18,040
Rental interest factor	62		61		298		632		870		998

Total fixed charges	$5,048		$7,328		$14,351		$19,783		$19,766		$19,038

Ratio of earnings to fixed charges	5.5	x	5.8	x	4.7	x	4.8	x	3.8	x	5.5	x

*	Excludes equity earnings from investees.
**	Includes capitalized interest.